Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-287629

Relating to the

Preliminary Prospectus Supplement

Dated May 29, 2025

(To Prospectus Dated May 29, 2025)

PRICING TERM SHEET

May 29, 2025

Eos Energy Enterprises, Inc.

Offering of

18,750,000 shares of Common Stock

The information in this pricing term sheet supplements Eos Energy Enterprises, Inc.’s preliminary prospectus supplement, dated May 29, 2025 (the “Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Eos Energy Enterprises, Inc. and not to its subsidiaries.

Issuer	Eos Energy Enterprises, Inc.

Securities Offered	18,750,000 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 21,562,500) shares of common stock, $0.0001 par value per share, of Eos Energy Enterprises, Inc. (the “Common Stock”).

Ticker / Exchange for Common Stock	EOSE / Nasdaq Capital Market (“NASDAQ”).

Last Reported Sale Price per Share of Common Stock on NASDAQ on May 29, 2025	$4.515.

Public Offering Price per Share of Common Stock	$4.00.

Underwriting Discount	$0.24 per share of Common Stock, and $4,500,000 in the aggregate (or $5,175,000 in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock).

Trade Date	May 30, 2025.

Settlement Date	June 2, 2025.

Concurrent Offering	On May 29, 2025, we announced the pricing of our previously announced private offering (the “Concurrent Offering”) of $225,000,000 aggregate principal amount of 6.75% convertible senior notes due 2030 (the “Notes”). The offering size was increased from the previously announced offering size of $175,000,000 aggregate principal amount of Notes. The issuance and sale of the Notes are scheduled to settle on June 3, 2025, subject to customary closing conditions. We granted the initial purchasers of the Concurrent Offering an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $25,000,000 principal amount of Notes.

The Notes will accrue interest at a rate of 6.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2025. The initial conversion rate of the Notes is 196.0784 shares of Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $5.10 per share of Common Stock. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

We estimate that the net proceeds to us from the Concurrent Offering, if it is consummated, will be $216.0 million (or $240.0 million if the initial purchasers of the Concurrent Offering fully exercise their option to purchase additional Notes), after deducting the initial purchasers’ discounts and commissions.

The completion of the Common Stock Offering is not contingent on the completion of the Concurrent Offering, and the completion of the Concurrent Offering is not contingent on the completion of the Common Stock Offering. Accordingly, you should not assume that the Concurrent Offering will be consummated.

The Concurrent Offering is being made pursuant to a confidential offering memorandum only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in transactions that are exempt from the registration and prospectus-delivery requirements of the Securities Act. This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Offering. See “The Concurrent Offering” in the Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from the Common Stock Offering will be $70.5 million (or approximately $81.1 million if the underwriters of the Common Stock Offering fully exercise their option to purchase additional Common Stock), after deducting the underwriting discounts and commissions. We intend to use the net proceeds from the Common Stock Offering, together with the net proceeds from the Concurrent Offering, if it is consummated, (i) to repurchase the full $126.0 million aggregate principal amount outstanding of our 5%/6% Convertible Senior PIK Toggle Notes due 2026 in a privately negotiated transaction for approximately $131.0 million; (ii) to prepay $50.0 million due under our credit agreement, dated June 21, 2024, by and between Eos and CCM Denali Debt Holdings, LP (the “Credit Agreement”); and (iii) for general corporate purposes. Upon a prepayment of $50.0 million of outstanding borrowings under the Credit Agreement, the PIK interest rate under the Credit Agreement will decrease from 15% to 7% and the financial covenants thereunder will be waived until 2027.

Book-Running Managers	Jefferies LLC
J.P. Morgan Securities LLC

Book-Runners	TD Securities (USA) LLC
Stifel, Nicolaus & Company, Incorporated

Co-Manager	Johnson Rice & Company L.L.C.

CUSIP / ISIN Numbers for the Common Stock	29415C101 / US29415C1018.

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the Common Stock Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Common Stock Offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; or Jefferies LLC, 520 Madison Avenue, 12th Floor, New York, NY 10022, Attention: Prospectus Department, or by telephone at (877) 821-7388 or by email to Prospectus_Department@Jefferies.com.

The information in this pricing term sheet is not a complete description of the Common Stock. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.